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                                                                      EXHIBIT 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

         Net income per common share of $1.06 for the year ended June 30, 1998 was calculated by dividing net income of $1,203,707 for the year ended June 30, 1998 by the weighted average number of common shares outstanding of 1,136,778. Net income per common share of $0.82 for the year ended June 30, 1997 was calculated by dividing net income of $926,914 for the period from December 20, 1996 through June 30, 1997, by the weighted average number of common shares outstanding of 1,126,881. Because the Conversion was not effective until December 20, 1996, earnings per share data for the year ended June 30, 1997 is comprised of the earnings for the post-conversion period. The number of shares purchased by the ESOP which have not been allocated or committed to be released to participant accounts are not assumed to be outstanding in calculating the weighted average number of common shares outstanding. All information set forth above regarding net income per share and weighted average common shares outstanding. All information set forth above regarding net income per share and weighted average common shares outstanding includes the effects of the three-for-one stock split effected in the form of a dividend that occurred during the quarter ended June 30, 1998.